March 4, 2008

VIA FACSIMILE AND EDGAR

Geoffrey Kruczek Division of Corporate Finance Securities and Exchange Commission Mail Stop 6010 Washington, D.C. 20549

Re:	Ceragenix Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form SB-2 Filed July 10, 2007 File No. 333-144446

Dear Mr. Kruczek:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Ceragenix Pharmaceuticals, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form SB-2 (Registration Statement No. 333-144446) (the “Registration Statement”), filed by the Company on July 10, 2007.  The Company’s request is based on a determination of the SEC that the Registration Statement is not eligible to be filed on Form SB-2.   The Registration Statement was never declared effective and no securities were sold in connection with the offering.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (303) 534-1860, and the facsimile number of our counsel, John W. Kellogg of Moye White LLP, is (303) 292-4510.  If you have any questions regarding this request for withdrawal, please contact Mr. Kellogg at (303) 292-2900.

Sincerely,

Ceragenix Pharmaceuticals, Inc.

By:	/s/ Jeffrey S. Sperber

Jeffrey S. Sperber, Chief Financial Officer

cc:	John W. Kellogg, Esq. - Moye White LLP